CUSIP No. 75689M101	Page 1 of 36

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	Page 2 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 401,409
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 401,409
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 75689M101	Page 3 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 303,249
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 303,249
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 303,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 4 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OAK STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 721,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 721,866
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 75689M101	Page 5 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DAVID MAKULA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 722,699
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722,699
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 6 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PATRICK WALSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 75689M101	Page 7 of 35

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D (this “Schedule 13D” or “Statement”) amends and restates the initial Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 filed with the SEC on December 29, 2010, as amended by Amendment No. 2 filed with the SEC on January 6, 2011, as amended by Amendment No. 3 filed with the SEC on January 24, 2011, as amended by Amendment No. 4 filed with the SEC on March 10, 2011, as amended by Amendment No. 5 filed with the SEC on April 7, 2011, relating to the shares of common stock, $0.001 par value per share (the “Common Stock” or “Shares”) of Red Robin Gourmet Burgers, Inc. (the “Issuer” or “Red Robin”). The Issuer’s principal executive offices are located at 6312 S. Fiddler’s Green Circle, Suite 200N, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

(a), (b), (c) and (f).

This Schedule 13D is filed by Oak Street Capital SPV 1 LP (“Oak Street SPV”), Oak Street Capital Master Fund, Ltd. (“Oak Street Master”), Oak Street Capital Management, LLC (“Oak Street”), David Makula, and Patrick Walsh (collectively, the “Reporting Persons”). Oak Street SPV and Oak Street Master shall be referred to herein from time to time as the “Funds.”

Oak Street, a Delaware limited liability company, is the general partner of Oak Street SPV, a limited partnership organized under the laws of the State of Delaware. Mr. Makula is the sole Managing Member and Chief Investment Officer of Oak Street. Set forth on Schedule A annexed hereto, is the names and present occupations or employment of the directors of Oak Street Master, a Cayman Island exempted company.

The principal business of Oak Street SPV and Oak Street Master is investing in securities. The principal business of Oak Street is serving as the investment manager of Oak Street SPV, Oak Street Master and various other managed accounts (the “Oak Street Accounts”). Mr. Makula is the sole Managing Member and Chief Investment Officer of Oak Street Capital Management. The principal occupation of Mr. Makula is serving as the sole Managing Member and Chief Investment Officer of Oak Street. The principal occupation of Mr. Walsh is serving as a Senior Partner of Oak Street. Mr. Makula and Mr. Walsh are citizens of the United States of America.

The business address of the Reporting Persons is 111 S. Wacker Drive, 33rd Floor, Chicago, Illinois 60606.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired with funds of approximately $22,246,220 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Person who beneficially owns such securities.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired or sold the Shares in the ordinary course of business for investment purposes. Shares have been acquired based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons continually review their respective investments in the Issuer and other entities in which they have invested.

As part of that review, the Reporting Persons determined that they would seek a more active role in influencing the Issuer’s affairs in order to protect and maximize the value of their investments. To that end, Oak Street, on behalf of itself, Oak Street SPV, Oak Street Master, and the Oak Street Accounts, has: engaged in, and, subject to the Letter Agreement (defined below), may continue to engage in, discussions and correspondence with the Issuer’s management and Board of Directors (the “Board”) regarding alternative means to maximize stockholder value; engaged in, and, subject to the Letter Agreement, may continue to engage in, dialogues with other stockholders; and sought, and, subject to the Letter Agreement, may continue to seek, representation on the Board.

CUSIP No. 75689M101	Page 8 of 35

Effective as of April 5, 2011, the Issuer, David Makula and Oak Street entered into a Letter Agreement (the “Letter Agreement”) whereby the parties agreed that, among other things, and subject to certain conditions, the Issuer would: (i) appoint Mr. Makula to the Issuer’s Board as a Class I director of the Issuer, effective April 5, 2011, to serve until the Issuer’s 2012 annual stockholders meeting (the “2012 Annual Meeting”); (ii) appoint Mr. Makula to the Audit Committee of the Board (the “Audit Committee”); (iii) increase the size of the Issuer’s Board from 10 to 11 members; and (iv) reimburse the Reporting Persons for certain expenses incurred in connection with their investment in the Issuer. On April 5, 2011, Mr. Makula was appointed as a director of the Board and a member of the Audit Committee. (The Letter Agreement is described in further detail in Item 6 hereof.)

Beginning on June 10, 2011, Oak Street SPV and Oak Street Master effected certain sales to provide additional liquidity to the respective Funds and Fund investors.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis, and to the extent permitted by law and subject to the Letter Agreement, may seek to engage in discussions with other stockholders and/or with management and the Board concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to the Letter Agreement, in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling of Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4. The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c). As of June 20, 2011, the Reporting Persons beneficially owned collectively an aggregate 745,199 Shares, constituting approximately 4.9% of the Shares outstanding (based upon 15,249,589 Shares outstanding, which includes (i) 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on May 20, 2011 (the “Issuer Form 10-Q”) and (ii) 833 Shares issuable upon the exercise of stock options awarded to Mr. Makula in connection with his service as a director of the Issuer that are exercisable within 60 days).

As of June 20, 2011, Oak Street SPV beneficially owned 401,409 Shares, constituting approximately 2.6% of the Shares outstanding (the percentage of Shares owned being based upon 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q).

As of June 20, 2011, Oak Street Master beneficially owned 303,249 Shares, constituting approximately 2.0% of the Shares outstanding (the percentage of Shares owned being based upon 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q).

As of June 20, 2011, Oak Street indirectly beneficially owned 721,866 Shares, including (i) the 401,409 Shares beneficially owned by Oak Street SPV; (ii) the 303,249 Shares beneficially owned by Oak Street Master; and (iii) 17,208 Shares beneficially owned by the Oak Street Accounts, constituting approximately 4.7% of the Shares outstanding (the percentage of Shares owned being based upon 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q).

As of June 20, 2011, Mr. Makula beneficially owned 722,699 Shares, including (i) the 721,866 Shares indirectly beneficially owned by Oak Street and (ii) 833 Shares issuable upon the exercise of stock options awarded to Mr. Makula in connection with his service as a director of the Issuer that are exercisable within 60 days (based upon 15,249,589 Shares outstanding, which includes (i) 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q and (ii) 833 Shares issuable upon the exercise of stock options awarded to Mr. Makula in connection with his service as a director of the Issuer that are exercisable within 60 days).

As of June 20, 2011, Mr. Walsh beneficially owned 22,500 Shares, constituting approximately 0.1% of the Shares outstanding based upon 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q).

Oak Street is the sole general partner of Oak Street SPV and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street SPV beneficially owns. Oak Street, as the sole general partner of Oak Street SPV, has the sole power to direct the voting and disposition of the Shares that Oak Street SPV beneficially owns. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own.

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Oak Street is the sole investment manager of Oak Street Master and, accordingly, may be deemed to be the indirect beneficial owner of the Shares that Oak Street Master beneficially owns. Oak Street, as the sole investment manager of Oak Street Master, has the sole power to direct the voting and disposition of the Shares that Oak Street Master beneficially owns. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own. Mr. Makula, as the sole Managing Member of Oak Street, has the sole power to direct the disposition of the Shares that Oak Street may be deemed to beneficially own.

Oak Street is the sole investment manager of the Oak Street Accounts and, accordingly, may be deemed to be the indirect beneficial owner of the Shares held in the Oak Street Accounts, none of which beneficially own more than five percent of the outstanding Shares. Oak Street, as the sole investment manager of the Oak Street Accounts, has the sole power to direct the voting and disposition of the Shares held in the Oak Street Accounts. Mr. Makula is the sole Managing Member of Oak Street and, accordingly, Mr. Makula may be deemed to be the indirect beneficial owner of the Shares that Oak Street may be deemed to beneficially own. Mr. Makula, as the sole Managing Member of Oak Street, has the sole power to direct the disposition of the Shares that Oak Street may be deemed to beneficially own.

Mr. Walsh has the sole voting and dispositive power only with respect to the Shares he directly owns.

Beneficial ownership of the Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 745,199 Shares, constituting approximately 4.9% of the outstanding Shares (the percentage of Shares owned being based upon 15,249,589 Shares outstanding on May 18, 2011, including: (i) 15,248,756 Shares outstanding on May 18, 2011, as set forth in the Issuer Form 10-Q, and (ii) 833 Shares issuable upon the exercise of stock options awarded to Mr. Makula in connection with his service as a director of the Issuer that are exercisable within 60 days).

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Oak Street SPV, Oak Street Master, Oak Street and Messrs. Makula and Walsh, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Act, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest. Each of Oak Street SPV, Oak Street Master, Oak Street and Messrs. Makula and Walsh disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Not applicable.

(e) On June 20, 2011, each of Oak Street Master, Oak Street, and Mr. Makula ceased to be the direct or indirect beneficial owners of more than five percent of the Common Stock, and each such person henceforward will cease to be reporting persons hereunder. To the extent that the Reporting Persons may have been deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) promulgated thereunder, on June 20, 2011, the Reporting Persons collectively ceased to beneficially own more than five percent of the Common Stock in the aggregate, and the Reporting Persons henceforward will cease to be reporting persons hereunder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement and Appointment of Mr. Makula as Director. Effective as of April 5, 2011, the Issuer, David Makula and Oak Street entered into a Letter Agreement (the “Letter Agreement”) whereby the parties agreed that, subject to certain conditions, the Issuer would: (i) appoint Mr. Makula to the Issuer’s Board as a Class I director of the Issuer, effective April 5, 2011, to serve until the Issuer’s 2012 annual stockholders meeting (the “2012 Annual Meeting”); (ii) appoint Mr. Makula to the Audit Committee of the Board; (iii) increase the size of the Issuer’s Board from 10 to 11 members; and (iv) reimburse the Reporting Persons for certain expenses incurred in connection with their investment in the Issuer. Oak Street also agreed to and withdrew its stockholder nomination letter, dated March 10, 2011, stating its intention to nominate Mr. Makula and Mr. Walsh to the Board. Subject to certain conditions the Reporting Persons, will, among other things: (i) support and vote for the election of certain persons nominated by the Issuer for election to the Board at the 2011 annual stockholders meeting (the “2011 Annual Meeting”); (ii) abstain or vote against any stockholder nominations for directors or other stockholder proposals at the 2011 Annual Meeting; and (iii) support and vote for certain other proposals at the 2011 Annual Meeting.

In addition, subject to certain conditions, the Reporting Persons will, during the period commencing on April 5, 2011 and ending on the date immediately following the day on which the 2012 Annual Meeting is held, or if later, such date that is five months following the latest date on which either Mr. Makula or his replacement ceases to be a director of the Issuer, among other things, refrain from: (i) making or participating in a solicitation of proxies with respect to the voting of any Shares; (ii) initiating any

CUSIP No. 75689M101	Page 10 of 35

stockholder proposal; (iii) nominating any candidates for election to the Board; (iv) participating in any “group” with unrelated parties; (v) taking any public action to control or influence the management or policies of the Issuer; (vi) calling a special meeting of the Issuer’s stockholders; (vii) acquiring beneficial ownership of the Issuer’s stock in excess of 16.5% of the then-outstanding Shares; or (viii) publicly seeking a waiver of any of the foregoing. The Issuer and the Reporting Persons will also have certain mutual non-disparagement obligations during such period.

The description of the Letter Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 99.3 to Amendment No. 5 to the Schedule 13D related to the common stock, $0.001 par value per share, of the Issuer filed April 7, 2011 by the Reporting Persons with the SEC, and is incorporated herein by reference in its entirety.

On April 5, 2011, Mr. Makula was appointed as a director of the Board and a member of the Audit Committee

Director Equity Grants. On April 14, 2011, Mr. Makula received a grant of grant of 397 restricted stock units under the Issuer’s Amended and Restated 2007 Performance Incentive Plan to Mr. Makula. Each restricted stock unit, once vested, will entitle Mr. Makula to receive one Share. The units vest in three substantially equal installments on the first, second and third anniversaries of the date of grant, and the Shares underlying the units will be distributed to Mr. Makula in three substantially equal installments on the third, fourth and fifth anniversaries of the date of grant, unless earlier pursuant to the terms of the award agreement.

On April 14, 2011, Mr. Makula received a grant of options to purchase 5,000 Shares in connection with Mr. Makula’s service as a director of the Issuer. The options vest and become exercisable in equal monthly installments over the 24-month period following the date of grant.

Joint Filing Agreement. Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of June 24, 2010 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the SEC, a copy of which is attached as Exhibit 99.4 to this Statement, and is incorporated herein by reference in its entirety.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

99.4	Joint Filing Agreement by and among the Reporting Persons dated June 24, 2011.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 24, 2011

OAK STREET CAPITAL SPV 1 LP

By:	Oak Street Capital Management, LLC its General Partner

By:	/s/ David Makula
David Makula, Managing Member

OAK STREET CAPITAL MASTER FUND, LTD.

By:	Oak Street Capital Management, LLC its Investment Manager

By:	/s/ David Makula
David Makula, Managing Member

OAK STREET CAPITAL MANAGEMENT, LLC

By:	/s/ David Makula
David Makula, Managing Member

/s/ David Makula
David Makula, Individually

/s/ Patrick Walsh
Patrick Walsh, Individually

CUSIP No. 75689M101	Page 12 of 35

SCHEDULE A

Directors of Oak Street Capital Master Fund, Ltd

Name	Principal Occupation	Principal Business Address	Citizenship

Ronan Guilfoyle	Manager of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	Ireland

Roger H. Hanson	Director of dms Management Ltd., a management company	c/o dms Management Ltd. P.O. Box 31910 dms House, 20 Genesis Close Grand Cayman Cayman Islands KY1-1208	United Kingdom

David Makula	See Item 2	See Item 2	See Item 2

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SCHEDULE B

OAK STREET CAPITAL SPV 1 LP

COMMON STOCK

Shares Sold	Price Per Share	Date
57	$34.0700	6/10/2011
70	$34.0800	6/10/2011
29	$34.0900	6/10/2011
407	$34.1500	6/10/2011
14	$34.1550	6/10/2011
54	$34.1600	6/10/2011
43	$34.1700	6/10/2011
57	$34.1800	6/10/2011
86	$34.1900	6/10/2011
357	$34.2000	6/10/2011
81	$34.2100	6/10/2011
106	$34.2200	6/10/2011
409	$34.2300	6/10/2011
228	$34.2400	6/10/2011
144	$34.2500	6/10/2011
86	$34.2600	6/10/2011
106	$34.2800	6/10/2011
57	$34.2900	6/10/2011
375	$34.3000	6/10/2011
325	$34.3100	6/10/2011
14	$34.3175	6/10/2011
225	$34.3200	6/10/2011
43	$34.3250	6/10/2011
143	$34.3300	6/10/2011
29	$34.3400	6/10/2011
371	$34.3500	6/10/2011
29	$34.3550	6/10/2011
43	$34.3600	6/10/2011
14	$34.3650	6/10/2011
743	$34.4000	6/10/2011
129	$34.4100	6/10/2011
131	$34.4200	6/10/2011
14	$34.4300	6/10/2011
414	$34.4500	6/10/2011
14	$34.4600	6/10/2011
540	$34.5000	6/10/2011
43	$34.5025	6/10/2011
100	$34.5050	6/10/2011
1,086	$34.5100	6/10/2011
171	$34.5150	6/10/2011
14	$34.5175	6/10/2011
857	$34.5250	6/10/2011
259	$34.5300	6/10/2011
186	$34.5350	6/10/2011
14	$34.5375	6/10/2011
486	$34.5400	6/10/2011
157	$34.8000	6/10/2011
43	$34.8050	6/10/2011
94	$34.8100	6/10/2011
57	$34.8150	6/10/2011

CUSIP No. 75689M101	Page 14 of 35

530	$34.8200	6/10/2011
50	$34.8300	6/10/2011
14	$34.8400	6/10/2011
49	$34.8500	6/10/2011
14	$34.8600	6/10/2011
29	$34.8700	6/10/2011
14	$34.8800	6/10/2011
63	$34.8900	6/10/2011
1,441	$34.9000	6/10/2011
14	$34.9050	6/10/2011
157	$34.9100	6/10/2011
43	$34.9200	6/10/2011
57	$34.9400	6/10/2011
43	$34.9500	6/10/2011
71	$34.9700	6/10/2011
14	$33.0500	6/13/2011
43	$33.0700	6/13/2011
7	$33.0750	6/13/2011
14	$33.0850	6/13/2011
71	$33.0900	6/13/2011
43	$33.1100	6/13/2011
57	$33.1250	6/13/2011
14	$33.1300	6/13/2011
129	$33.1600	6/13/2011
29	$33.1700	6/13/2011
14	$33.1800	6/13/2011
14	$33.2000	6/13/2011
57	$33.2100	6/13/2011
71	$33.2150	6/13/2011
70	$33.2200	6/13/2011
29	$33.2300	6/13/2011
14	$33.2450	6/13/2011
143	$33.2580	6/13/2011
597	$33.2600	6/13/2011
71	$33.2650	6/13/2011
169	$33.2700	6/13/2011
14	$33.2740	6/13/2011
14	$33.2800	6/13/2011
14	$33.2900	6/13/2011
221	$33.3000	6/13/2011
114	$33.3050	6/13/2011
14	$33.3080	6/13/2011
49	$33.3100	6/13/2011
14	$33.3150	6/13/2011
43	$33.3200	6/13/2011
79	$33.3250	6/13/2011
400	$33.3300	6/13/2011
48	$33.3350	6/13/2011
14	$33.3375	6/13/2011
704	$33.3400	6/13/2011
71	$33.3450	6/13/2011
205	$33.3500	6/13/2011
57	$33.3550	6/13/2011
126	$33.3600	6/13/2011
100	$33.3650	6/13/2011
143	$33.3700	6/13/2011
31	$33.3750	6/13/2011

CUSIP No. 75689M101	Page 15 of 35

214	$33.3800	6/13/2011
100	$33.3850	6/13/2011
100	$33.3950	6/13/2011
143	$33.4000	6/13/2011
43	$33.4150	6/13/2011
42	$33.4180	6/13/2011
143	$33.4200	6/13/2011
143	$33.4250	6/13/2011
71	$33.4280	6/13/2011
86	$33.4300	6/13/2011
214	$33.4350	6/13/2011
86	$33.4400	6/13/2011
14	$33.4480	6/13/2011
529	$33.4550	6/13/2011
129	$33.4600	6/13/2011
14	$33.4650	6/13/2011
29	$33.4680	6/13/2011
171	$33.4700	6/13/2011
286	$33.4750	6/13/2011
29	$33.4780	6/13/2011
386	$33.4800	6/13/2011
71	$33.4840	6/13/2011
14	$33.4850	6/13/2011
86	$33.4900	6/13/2011
57	$33.4960	6/13/2011
29	$33.5000	6/13/2011
8	$33.5100	6/13/2011
29	$33.5180	6/13/2011
629	$33.5200	6/13/2011
43	$33.5300	6/13/2011
29	$33.5400	6/13/2011
114	$33.5600	6/13/2011
29	$33.5700	6/13/2011
114	$33.5800	6/13/2011
243	$33.5900	6/13/2011
43	$33.5950	6/13/2011
2,728	$33.6000	6/13/2011
457	$33.6025	6/13/2011
371	$33.6030	6/13/2011
271	$33.6050	6/13/2011
718	$33.6100	6/13/2011
386	$33.6150	6/13/2011
1,371	$33.6200	6/13/2011
71	$33.6250	6/13/2011
261	$33.6300	6/13/2011
129	$33.6350	6/13/2011
819	$33.6400	6/13/2011
324	$33.6450	6/13/2011
971	$33.6500	6/13/2011
14	$33.6530	6/13/2011
87	$33.6550	6/13/2011
14	$33.6550	6/13/2011
286	$33.6600	6/13/2011
14	$33.6625	6/13/2011
14	$33.6630	6/13/2011
233	$33.6650	6/13/2011
281	$33.6700	6/13/2011
257	$33.6750	6/13/2011
14	$33.6775	6/13/2011
1,086	$33.6800	6/13/2011
43	$33.6850	6/13/2011

CUSIP No. 75689M101	Page 16 of 35

685	$33.6900	6/13/2011
286	$33.6950	6/13/2011
1,109	$33.7000	6/13/2011
14	$33.7030	6/13/2011
257	$33.7050	6/13/2011
14	$33.7080	6/13/2011
553	$33.7100	6/13/2011
57	$33.7150	6/13/2011
329	$33.7200	6/13/2011
100	$33.7250	6/13/2011
57	$33.7275	6/13/2011
49	$33.7280	6/13/2011
286	$33.7300	6/13/2011
29	$33.7350	6/13/2011
57	$33.7400	6/13/2011
157	$33.7500	6/13/2011
242	$33.7650	6/13/2011
57	$33.7675	6/13/2011
171	$33.7700	6/13/2011
114	$33.7725	6/13/2011
229	$33.7750	6/13/2011
129	$33.7850	6/13/2011
271	$33.8200	6/13/2011
14	$33.8250	6/13/2011
29	$33.8300	6/13/2011
14	$33.8350	6/13/2011
14	$33.8400	6/13/2011
43	$33.8500	6/13/2011
43	$33.8550	6/13/2011
29	$33.8575	6/13/2011
29	$33.8625	6/13/2011
86	$33.8700	6/13/2011
57	$33.8750	6/13/2011
43	$33.8800	6/13/2011
29	$33.8950	6/13/2011
14	$33.9100	6/13/2011
14	$33.9150	6/13/2011
29	$34.0000	6/13/2011
5	$34.0350	6/13/2011
71	$34.0400	6/13/2011
51	$34.0600	6/13/2011
16	$34.0900	6/13/2011
29	$34.1100	6/13/2011
14	$34.1200	6/13/2011
14	$34.1300	6/13/2011
29	$34.1700	6/13/2011
9	$34.1900	6/13/2011
86	$34.2000	6/13/2011
14	$34.2150	6/13/2011
33	$34.2200	6/13/2011
71	$34.2400	6/13/2011
200	$34.2500	6/13/2011
14	$34.2550	6/13/2011
57	$34.2750	6/13/2011
25	$34.3100	6/13/2011
14	$34.3150	6/13/2011
183	$34.3300	6/13/2011
14	$34.3340	6/13/2011
14	$34.3450	6/13/2011

CUSIP No. 75689M101	Page 17 of 35

29	$34.3500	6/13/2011
14	$34.3600	6/13/2011
29	$34.3900	6/13/2011
71	$34.4700	6/13/2011
14	$33.7000	6/14/2011
14	$33.7100	6/14/2011
29	$33.7200	6/14/2011
14	$33.7250	6/14/2011
86	$33.7300	6/14/2011
14	$33.7400	6/14/2011
139	$33.7500	6/14/2011
14	$33.7550	6/14/2011
71	$33.7600	6/14/2011
14	$33.7650	6/14/2011
29	$33.7750	6/14/2011
143	$33.7800	6/14/2011
189	$33.7850	6/14/2011
29	$33.7900	6/14/2011
29	$33.7950	6/14/2011
429	$33.8000	6/14/2011
157	$33.8100	6/14/2011
14	$33.8200	6/14/2011
100	$33.8500	6/14/2011
57	$33.8700	6/14/2011
14	$33.8800	6/14/2011
71	$33.9000	6/14/2011
29	$33.9100	6/14/2011
57	$33.9300	6/14/2011
29	$33.9400	6/14/2011
14	$33.9700	6/14/2011
43	$33.9900	6/14/2011
14	$33.9950	6/14/2011
343	$34.0000	6/14/2011
14	$34.0050	6/14/2011
14	$34.0180	6/14/2011
71	$34.0300	6/14/2011
29	$34.0350	6/14/2011
100	$34.0400	6/14/2011
14	$34.0475	6/14/2011
29	$34.0500	6/14/2011
29	$34.0550	6/14/2011
43	$34.0600	6/14/2011
14	$34.0800	6/14/2011
71	$34.1100	6/14/2011
29	$34.1150	6/14/2011
21	$34.1160	6/14/2011
29	$34.1200	6/14/2011
29	$34.1250	6/14/2011
14	$34.1350	6/14/2011
71	$34.1400	6/14/2011
14	$34.1450	6/14/2011
29	$34.1475	6/14/2011
222	$34.1500	6/14/2011
349	$34.1550	6/14/2011
29	$34.1575	6/14/2011
311	$34.1600	6/14/2011
100	$34.1650	6/14/2011
136	$34.1700	6/14/2011
29	$34.1725	6/14/2011

CUSIP No. 75689M101	Page 18 of 35

57	$34.1750	6/14/2011
899	$34.1800	6/14/2011
57	$34.1850	6/14/2011
14	$34.1880	6/14/2011
686	$34.1900	6/14/2011
29	$34.1950	6/14/2011
1,111	$34.2000	6/14/2011
357	$34.2050	6/14/2011
14	$34.2080	6/14/2011
358	$34.2100	6/14/2011
90	$34.2150	6/14/2011
427	$34.2200	6/14/2011
57	$34.2250	6/14/2011
129	$34.2300	6/14/2011
133	$34.2350	6/14/2011
254	$34.2400	6/14/2011
186	$34.2450	6/14/2011
114	$34.2500	6/14/2011
14	$34.2525	6/14/2011
14	$34.2550	6/14/2011
271	$34.2600	6/14/2011
29	$34.2650	6/14/2011
543	$34.2700	6/14/2011
127	$34.2750	6/14/2011
116	$34.2800	6/14/2011
114	$34.2850	6/14/2011
300	$34.2900	6/14/2011
29	$34.2950	6/14/2011
114	$34.3000	6/14/2011
14	$34.3050	6/14/2011
29	$34.3100	6/14/2011
29	$34.3200	6/14/2011
257	$34.3300	6/14/2011
93	$34.3400	6/14/2011
14	$34.3500	6/14/2011
100	$34.3600	6/14/2011
14	$34.3850	6/14/2011
100	$34.3900	6/14/2011
603	$34.4000	6/14/2011
29	$34.4050	6/14/2011
325	$34.4100	6/14/2011
71	$34.4150	6/14/2011
184	$34.4200	6/14/2011
43	$34.4250	6/14/2011
377	$34.4300	6/14/2011
14	$34.4350	6/14/2011
86	$34.4400	6/14/2011
14	$34.4450	6/14/2011
229	$34.4500	6/14/2011
14	$34.5000	6/14/2011
43	$34.5100	6/14/2011
136	$33.6000	6/15/2011
43	$33.6100	6/15/2011
14	$33.6300	6/15/2011
200	$33.7000	6/15/2011
100	$33.7100	6/15/2011
14	$33.7200	6/15/2011
14	$33.7300	6/15/2011
14	$33.7400	6/15/2011

CUSIP No. 75689M101	Page 19 of 35

14	$33.7500	6/15/2011
29	$33.7600	6/15/2011
14	$33.7700	6/15/2011
14	$33.7750	6/15/2011
100	$33.8000	6/15/2011
29	$33.8100	6/15/2011
29	$33.8200	6/15/2011
14	$33.8400	6/15/2011
2,278	$33.9000	6/15/2011
30	$33.9080	6/15/2011
363	$33.9100	6/15/2011
50	$33.9300	6/15/2011
114	$33.9500	6/15/2011
132	$33.9600	6/15/2011
336	$33.9700	6/15/2011
393	$33.9800	6/15/2011
563	$34.0000	6/15/2011
323	$34.0100	6/15/2011
343	$34.0200	6/15/2011
314	$34.0250	6/15/2011
864	$34.0300	6/15/2011
327	$34.0400	6/15/2011
14	$34.0450	6/15/2011
823	$34.0500	6/15/2011
321	$34.0600	6/15/2011
172	$34.0700	6/15/2011
86	$34.0800	6/15/2011
14	$34.0850	6/15/2011
107	$34.0900	6/15/2011
114	$34.1000	6/15/2011
114	$34.1100	6/15/2011
14	$34.1150	6/15/2011
64	$34.1300	6/15/2011
29	$34.1500	6/15/2011
43	$34.1800	6/15/2011
71	$34.1900	6/15/2011
29	$34.1950	6/15/2011
43	$34.2000	6/15/2011
43	$34.2100	6/15/2011
29	$34.2200	6/15/2011
686	$34.2300	6/15/2011
71	$34.2400	6/15/2011
14	$34.2425	6/15/2011
220	$34.2500	6/15/2011
157	$34.2600	6/15/2011
183	$34.2700	6/15/2011
14	$34.2750	6/15/2011
303	$34.2820	6/15/2011
29	$34.2850	6/15/2011
84	$34.2900	6/15/2011
157	$34.3000	6/15/2011
29	$34.3050	6/15/2011
143	$34.3060	6/15/2011
275	$34.3100	6/15/2011
29	$34.3140	6/15/2011
14	$34.3150	6/15/2011
141	$34.3160	6/15/2011
357	$34.3200	6/15/2011
100	$34.3300	6/15/2011

CUSIP No. 75689M101	Page 20 of 35

1	$34.3400	6/15/2011
43	$33.5400	6/16/2011
14	$33.5500	6/16/2011
57	$33.5525	6/16/2011
143	$33.7900	6/16/2011
57	$33.7950	6/16/2011
14	$33.7975	6/16/2011
57	$33.8000	6/16/2011
43	$33.8050	6/16/2011
71	$33.8100	6/16/2011
186	$33.8200	6/16/2011
186	$33.8300	6/16/2011
29	$33.8400	6/16/2011
25	$33.8600	6/16/2011
76	$33.8600	6/16/2011
29	$33.8625	6/16/2011
57	$33.8650	6/16/2011
106	$33.8700	6/16/2011
29	$33.8750	6/16/2011
29	$33.8900	6/16/2011
376	$33.9000	6/16/2011
100	$33.9050	6/16/2011
71	$33.9075	6/16/2011
157	$33.9100	6/16/2011
57	$33.9150	6/16/2011
139	$33.9200	6/16/2011
54	$33.9250	6/16/2011
386	$33.9300	6/16/2011
101	$33.9350	6/16/2011
79	$33.9400	6/16/2011
78	$33.9450	6/16/2011
57	$33.9500	6/16/2011
71	$34.0000	6/16/2011
14	$34.0050	6/16/2011
43	$34.0050	6/16/2011
14	$34.0100	6/16/2011
14	$34.0150	6/16/2011
14	$34.0200	6/16/2011
14	$34.0250	6/16/2011
14	$34.0300	6/16/2011
74	$34.0350	6/16/2011
14	$34.0650	6/16/2011
329	$34.0700	6/16/2011
29	$34.0775	6/16/2011
29	$34.0950	6/16/2011
86	$34.1000	6/16/2011
43	$34.1050	6/16/2011
29	$34.1100	6/16/2011
57	$34.1150	6/16/2011
200	$34.1200	6/16/2011
45	$34.1250	6/16/2011
14	$34.1300	6/16/2011
14	$34.1350	6/16/2011
484	$34.1400	6/16/2011
29	$34.1450	6/16/2011
275	$34.1500	6/16/2011
179	$34.1600	6/16/2011
10	$34.1650	6/16/2011
29	$34.1675	6/16/2011

CUSIP No. 75689M101	Page 21 of 35

264	$34.1700	6/16/2011
29	$34.1725	6/16/2011
57	$34.1750	6/16/2011
29	$34.1800	6/16/2011
71	$34.1850	6/16/2011
114	$34.1875	6/16/2011
43	$34.1900	6/16/2011
29	$34.1950	6/16/2011
357	$34.2000	6/16/2011
14	$34.2025	6/16/2011
100	$34.2050	6/16/2011
371	$34.2150	6/16/2011
643	$34.2200	6/16/2011
243	$34.2500	6/16/2011
14	$34.2550	6/16/2011
129	$34.2600	6/16/2011
100	$34.2750	6/16/2011
17	$34.2900	6/16/2011
3	$33.6100	6/17/2011
4	$33.6200	6/17/2011
129	$33.6500	6/17/2011
171	$33.6600	6/17/2011
57	$33.8050	6/17/2011
53	$33.8150	6/17/2011
8	$33.8800	6/17/2011
200	$33.9000	6/17/2011
29	$33.9100	6/17/2011
14	$34.0800	6/17/2011
271	$34.1000	6/17/2011
143	$34.1100	6/17/2011
143	$34.1200	6/17/2011
14	$34.1250	6/17/2011
157	$34.1300	6/17/2011
29	$34.1350	6/17/2011
114	$34.1400	6/17/2011
100	$34.1450	6/17/2011
278	$34.1500	6/17/2011
43	$34.1550	6/17/2011
120	$34.1600	6/17/2011
14	$34.1650	6/17/2011
386	$34.1700	6/17/2011
94	$34.1750	6/17/2011
600	$34.1800	6/17/2011
43	$34.1850	6/17/2011
152	$34.1900	6/17/2011
14	$34.1925	6/17/2011
14	$34.1950	6/17/2011
1,429	$34.2000	6/17/2011
43	$34.2025	6/17/2011
571	$34.2050	6/17/2011
800	$34.2100	6/17/2011
743	$34.2200	6/17/2011
229	$34.2250	6/17/2011
14	$34.2300	6/17/2011
29	$34.2340	6/17/2011
243	$34.2350	6/17/2011
325	$34.2400	6/17/2011
71	$34.2450	6/17/2011
884	$34.2550	6/17/2011

CUSIP No. 75689M101	Page 22 of 35

250	$34.2600	6/17/2011
100	$34.2650	6/17/2011
88	$34.2750	6/17/2011
14	$34.2800	6/17/2011
71	$34.2850	6/17/2011
107	$34.2900	6/17/2011
14	$34.2950	6/17/2011
57	$34.2980	6/17/2011
14	$34.3000	6/17/2011
14	$34.3050	6/17/2011
99	$33.5000	6/20/2011
14	$33.5100	6/20/2011
114	$33.5250	6/20/2011
144	$33.6000	6/20/2011
114	$33.6050	6/20/2011
96	$33.6100	6/20/2011
14	$33.6150	6/20/2011
43	$33.6200	6/20/2011
95	$33.6300	6/20/2011
42	$33.6350	6/20/2011
258	$33.6400	6/20/2011
43	$33.6450	6/20/2011
14	$33.6470	6/20/2011
533	$33.6550	6/20/2011
370	$33.6600	6/20/2011
186	$33.6650	6/20/2011
500	$33.6700	6/20/2011
43	$33.6750	6/20/2011
543	$33.6800	6/20/2011
14	$33.6850	6/20/2011
125	$33.6900	6/20/2011
71	$33.6950	6/20/2011
500	$33.7000	6/20/2011
14	$33.7050	6/20/2011
666	$33.7100	6/20/2011
67	$33.7150	6/20/2011
14	$33.7175	6/20/2011
578	$33.7200	6/20/2011
159	$33.7250	6/20/2011
463	$33.7400	6/20/2011
57	$33.7450	6/20/2011
454	$33.7500	6/20/2011
51	$33.7550	6/20/2011
14	$33.7580	6/20/2011
459	$33.7600	6/20/2011
60	$33.7650	6/20/2011
690	$33.7700	6/20/2011
57	$33.7750	6/20/2011
329	$33.7800	6/20/2011
86	$33.7850	6/20/2011
71	$33.7900	6/20/2011
947	$33.8000	6/20/2011
121	$33.8050	6/20/2011
445	$33.8100	6/20/2011
130	$33.8200	6/20/2011
57	$33.8250	6/20/2011
200	$33.8350	6/20/2011
114	$33.8400	6/20/2011
7	$33.8450	6/20/2011
167	$33.8600	6/20/2011
18	$33.8700	6/20/2011

CUSIP No. 75689M101	Page 23 of 35

SCHEDULE B (CONTINUED)

OAK STREET CAPITAL MASTER FUND, LTD.

COMMON STOCK

Shares Sold	Price Per Share	Date
343	$34.0700	6/10/2011
419	$34.0800	6/10/2011
171	$34.0900	6/10/2011
2,442	$34.1500	6/10/2011
86	$34.1550	6/10/2011
321	$34.1600	6/10/2011
258	$34.1700	6/10/2011
343	$34.1800	6/10/2011
514	$34.1900	6/10/2011
2,143	$34.2000	6/10/2011
488	$34.2100	6/10/2011
633	$34.2200	6/10/2011
2,452	$34.2300	6/10/2011
1,367	$34.2400	6/10/2011
861	$34.2500	6/10/2011
514	$34.2600	6/10/2011
636	$34.2800	6/10/2011
343	$34.2900	6/10/2011
2,250	$34.3000	6/10/2011
1,950	$34.3100	6/10/2011
86	$34.3175	6/10/2011
1,351	$34.3200	6/10/2011
257	$34.3250	6/10/2011
857	$34.3300	6/10/2011
171	$34.3400	6/10/2011
2,229	$34.3500	6/10/2011
171	$34.3550	6/10/2011
257	$34.3600	6/10/2011
86	$34.3650	6/10/2011
4,457	$34.4000	6/10/2011
771	$34.4100	6/10/2011
785	$34.4200	6/10/2011
86	$34.4300	6/10/2011
2,486	$34.4500	6/10/2011
86	$34.4600	6/10/2011
3,243	$34.5000	6/10/2011
257	$34.5025	6/10/2011
600	$34.5050	6/10/2011
6,514	$34.5100	6/10/2011
1,029	$34.5150	6/10/2011
86	$34.5175	6/10/2011
5,143	$34.5250	6/10/2011
1,554	$34.5300	6/10/2011
1,114	$34.5350	6/10/2011
86	$34.5375	6/10/2011
2,914	$34.5400	6/10/2011
943	$34.8000	6/10/2011
257	$34.8050	6/10/2011
567	$34.8100	6/10/2011
343	$34.8150	6/10/2011
3,180	$34.8200	6/10/2011
299	$34.8300	6/10/2011

CUSIP No. 75689M101	Page 24 of 35

86	$34.8400	6/10/2011
294	$34.8500	6/10/2011
86	$34.8600	6/10/2011
171	$34.8700	6/10/2011
84	$34.8800	6/10/2011
376	$34.8900	6/10/2011
8,646	$34.9000	6/10/2011
86	$34.9050	6/10/2011
943	$34.9100	6/10/2011
257	$34.9200	6/10/2011
343	$34.9400	6/10/2011
257	$34.9500	6/10/2011
429	$34.9700	6/10/2011
86	$33.0500	6/13/2011
257	$33.0700	6/13/2011
45	$33.0750	6/13/2011
86	$33.0850	6/13/2011
429	$33.0900	6/13/2011
257	$33.1100	6/13/2011
343	$33.1250	6/13/2011
86	$33.1300	6/13/2011
771	$33.1600	6/13/2011
171	$33.1700	6/13/2011
86	$33.1800	6/13/2011
86	$33.2000	6/13/2011
343	$33.2100	6/13/2011
429	$33.2150	6/13/2011
417	$33.2200	6/13/2011
171	$33.2300	6/13/2011
86	$33.2450	6/13/2011
857	$33.2580	6/13/2011
3,584	$33.2600	6/13/2011
429	$33.2650	6/13/2011
1,011	$33.2700	6/13/2011
86	$33.2740	6/13/2011
86	$33.2800	6/13/2011
86	$33.2900	6/13/2011
1,327	$33.3000	6/13/2011
686	$33.3050	6/13/2011
86	$33.3080	6/13/2011
296	$33.3100	6/13/2011
86	$33.3150	6/13/2011
257	$33.3200	6/13/2011
473	$33.3250	6/13/2011
2,400	$33.3300	6/13/2011
288	$33.3350	6/13/2011
86	$33.3375	6/13/2011
4,227	$33.3400	6/13/2011
429	$33.3450	6/13/2011
1,228	$33.3500	6/13/2011
343	$33.3550	6/13/2011
759	$33.3600	6/13/2011
600	$33.3650	6/13/2011
857	$33.3700	6/13/2011
184	$33.3750	6/13/2011
1,286	$33.3800	6/13/2011
600	$33.3850	6/13/2011
600	$33.3950	6/13/2011
857	$33.4000	6/13/2011

CUSIP No. 75689M101	Page 25 of 35

257	$33.4150	6/13/2011
255	$33.4180	6/13/2011
857	$33.4200	6/13/2011
857	$33.4250	6/13/2011
429	$33.4280	6/13/2011
514	$33.4300	6/13/2011
1,286	$33.4350	6/13/2011
517	$33.4400	6/13/2011
86	$33.4480	6/13/2011
3,171	$33.4550	6/13/2011
771	$33.4600	6/13/2011
86	$33.4650	6/13/2011
171	$33.4680	6/13/2011
1,029	$33.4700	6/13/2011
1,714	$33.4750	6/13/2011
171	$33.4780	6/13/2011
2,314	$33.4800	6/13/2011
429	$33.4840	6/13/2011
86	$33.4850	6/13/2011
514	$33.4900	6/13/2011
343	$33.4960	6/13/2011
171	$33.5000	6/13/2011
50	$33.5100	6/13/2011
171	$33.5180	6/13/2011
3,771	$33.5200	6/13/2011
257	$33.5300	6/13/2011
171	$33.5400	6/13/2011
686	$33.5600	6/13/2011
171	$33.5700	6/13/2011
686	$33.5800	6/13/2011
1,457	$33.5900	6/13/2011
257	$33.5950	6/13/2011
16,371	$33.6000	6/13/2011
2743	$33.6025	6/13/2011
2229	$33.6030	6/13/2011
1,629	$33.6050	6/13/2011
4,305	$33.6100	6/13/2011
2,314	$33.6150	6/13/2011
8,229	$33.6200	6/13/2011
428	$33.6250	6/13/2011
1,569	$33.6300	6/13/2011
771	$33.6350	6/13/2011
4,911	$33.6400	6/13/2011
1,946	$33.6450	6/13/2011
5,829	$33.6500	6/13/2011
86	$33.6530	6/13/2011
525	$33.6550	6/13/2011
86	$33.6550	6/13/2011
1,714	$33.6600	6/13/2011
86	$33.6625	6/13/2011
86	$33.6630	6/13/2011
1,397	$33.6650	6/13/2011
1,689	$33.6700	6/13/2011
1,543	$33.6750	6/13/2011
86	$33.6775	6/13/2011
6,514	$33.6800	6/13/2011
257	$33.6850	6/13/2011
4,113	$33.6900	6/13/2011
1,714	$33.6950	6/13/2011

CUSIP No. 75689M101	Page 26 of 35

6,656	$33.7000	6/13/2011
86	$33.7030	6/13/2011
1,543	$33.7050	6/13/2011
86	$33.7080	6/13/2011
3,320	$33.7100	6/13/2011
343	$33.7150	6/13/2011
1,971	$33.7200	6/13/2011
600	$33.7250	6/13/2011
343	$33.7275	6/13/2011
294	$33.7280	6/13/2011
1,714	$33.7300	6/13/2011
171	$33.7350	6/13/2011
343	$33.7400	6/13/2011
943	$33.7500	6/13/2011
1,454	$33.7650	6/13/2011
343	$33.7675	6/13/2011
1,029	$33.7700	6/13/2011
686	$33.7725	6/13/2011
1,371	$33.7750	6/13/2011
771	$33.7850	6/13/2011
1,629	$33.8200	6/13/2011
86	$33.8250	6/13/2011
171	$33.8300	6/13/2011
86	$33.8350	6/13/2011
86	$33.8400	6/13/2011
257	$33.8500	6/13/2011
257	$33.8550	6/13/2011
171	$33.8575	6/13/2011
171	$33.8625	6/13/2011
518	$33.8700	6/13/2011
343	$33.8750	6/13/2011
257	$33.8800	6/13/2011
171	$33.8950	6/13/2011
86	$33.9100	6/13/2011
86	$33.9150	6/13/2011
171	$34.0000	6/13/2011
31	$34.0350	6/13/2011
426	$34.0400	6/13/2011
307	$34.0600	6/13/2011
93	$34.0900	6/13/2011
171	$34.1100	6/13/2011
86	$34.1200	6/13/2011
86	$34.1300	6/13/2011
171	$34.1700	6/13/2011
57	$34.1900	6/13/2011
514	$34.2000	6/13/2011
86	$34.2150	6/13/2011
201	$34.2200	6/13/2011
429	$34.2400	6/13/2011
1,200	$34.2500	6/13/2011
86	$34.2550	6/13/2011
344	$34.2750	6/13/2011
150	$34.3100	6/13/2011
86	$34.3150	6/13/2011
1,096	$34.3300	6/13/2011
86	$34.3340	6/13/2011
86	$34.3450	6/13/2011
171	$34.3500	6/13/2011
86	$34.3600	6/13/2011

CUSIP No. 75689M101	Page 27 of 35

171	$34.3900	6/13/2011
429	$34.4700	6/13/2011
86	$33.7000	6/14/2011
86	$33.7100	6/14/2011
171	$33.7200	6/14/2011
86	$33.7250	6/14/2011
514	$33.7300	6/14/2011
86	$33.7400	6/14/2011
837	$33.7500	6/14/2011
86	$33.7550	6/14/2011
429	$33.7600	6/14/2011
86	$33.7650	6/14/2011
171	$33.7750	6/14/2011
857	$33.7800	6/14/2011
1,135	$33.7850	6/14/2011
171	$33.7900	6/14/2011
171	$33.7950	6/14/2011
2,571	$33.8000	6/14/2011
943	$33.8100	6/14/2011
86	$33.8200	6/14/2011
600	$33.8500	6/14/2011
343	$33.8700	6/14/2011
86	$33.8800	6/14/2011
429	$33.9000	6/14/2011
171	$33.9100	6/14/2011
343	$33.9300	6/14/2011
171	$33.9400	6/14/2011
86	$33.9700	6/14/2011
257	$33.9900	6/14/2011
86	$33.9950	6/14/2011
2,057	$34.0000	6/14/2011
86	$34.0050	6/14/2011
86	$34.0180	6/14/2011
429	$34.0300	6/14/2011
171	$34.0350	6/14/2011
600	$34.0400	6/14/2011
86	$34.0475	6/14/2011
171	$34.0500	6/14/2011
171	$34.0550	6/14/2011
257	$34.0600	6/14/2011
86	$34.0800	6/14/2011
429	$34.1100	6/14/2011
171	$34.1150	6/14/2011
129	$34.1160	6/14/2011
171	$34.1200	6/14/2011
171	$34.1250	6/14/2011
86	$34.1350	6/14/2011
429	$34.1400	6/14/2011
86	$34.1450	6/14/2011
171	$34.1475	6/14/2011
1,331	$34.1500	6/14/2011
2,091	$34.1550	6/14/2011
171	$34.1575	6/14/2011
1,866	$34.1600	6/14/2011
600	$34.1650	6/14/2011
817	$34.1700	6/14/2011
171	$34.1725	6/14/2011
343	$34.1750	6/14/2011
5,394	$34.1800	6/14/2011

CUSIP No. 75689M101	Page 28 of 35

343	$34.1850	6/14/2011
86	$34.1880	6/14/2011
4,114	$34.1900	6/14/2011
171	$34.1950	6/14/2011
6,663	$34.2000	6/14/2011
2,141	$34.2050	6/14/2011
86	$34.2080	6/14/2011
2,148	$34.2100	6/14/2011
538	$34.2150	6/14/2011
2,562	$34.2200	6/14/2011
343	$34.2250	6/14/2011
771	$34.2300	6/14/2011
796	$34.2350	6/14/2011
1,521	$34.2400	6/14/2011
1,114	$34.2450	6/14/2011
686	$34.2500	6/14/2011
86	$34.2525	6/14/2011
86	$34.2550	6/14/2011
1,629	$34.2600	6/14/2011
171	$34.2650	6/14/2011
3,257	$34.2700	6/14/2011
760	$34.2750	6/14/2011
697	$34.2800	6/14/2011
686	$34.2850	6/14/2011
1,800	$34.2900	6/14/2011
171	$34.2950	6/14/2011
686	$34.3000	6/14/2011
86	$34.3050	6/14/2011
171	$34.3100	6/14/2011
171	$34.3200	6/14/2011
1,543	$34.3300	6/14/2011
559	$34.3400	6/14/2011
86	$34.3500	6/14/2011
600	$34.3600	6/14/2011
86	$34.3850	6/14/2011
600	$34.3900	6/14/2011
3,621	$34.4000	6/14/2011
171	$34.4050	6/14/2011
1,948	$34.4100	6/14/2011
429	$34.4150	6/14/2011
1,107	$34.4200	6/14/2011
257	$34.4250	6/14/2011
2,263	$34.4300	6/14/2011
86	$34.4350	6/14/2011
514	$34.4400	6/14/2011
86	$34.4450	6/14/2011
1,371	$34.4500	6/14/2011
86	$34.5000	6/14/2011
257	$34.5100	6/14/2011
814	$33.6000	6/15/2011
257	$33.6100	6/15/2011
86	$33.6300	6/15/2011
1,200	$33.7000	6/15/2011
600	$33.7100	6/15/2011
86	$33.7200	6/15/2011
86	$33.7300	6/15/2011
86	$33.7400	6/15/2011
86	$33.7500	6/15/2011
171	$33.7600	6/15/2011

CUSIP No. 75689M101	Page 29 of 35

86	$33.7700	6/15/2011
86	$33.7750	6/15/2011
600	$33.8000	6/15/2011
171	$33.8100	6/15/2011
171	$33.8200	6/15/2011
86	$33.8400	6/15/2011
13,670	$33.9000	6/15/2011
178	$33.9080	6/15/2011
2,181	$33.9100	6/15/2011
298	$33.9300	6/15/2011
686	$33.9500	6/15/2011
793	$33.9600	6/15/2011
2,014	$33.9700	6/15/2011
2,357	$33.9800	6/15/2011
3,376	$34.0000	6/15/2011
1,936	$34.0100	6/15/2011
2,059	$34.0200	6/15/2011
1,886	$34.0250	6/15/2011
5,186	$34.0300	6/15/2011
1,960	$34.0400	6/15/2011
86	$34.0450	6/15/2011
4,940	$34.0500	6/15/2011
1,929	$34.0600	6/15/2011
1,035	$34.0700	6/15/2011
514	$34.0800	6/15/2011
86	$34.0850	6/15/2011
643	$34.0900	6/15/2011
686	$34.1000	6/15/2011
686	$34.1100	6/15/2011
86	$34.1150	6/15/2011
386	$34.1300	6/15/2011
171	$34.1500	6/15/2011
257	$34.1800	6/15/2011
429	$34.1900	6/15/2011
171	$34.1950	6/15/2011
257	$34.2000	6/15/2011
257	$34.2100	6/15/2011
171	$34.2200	6/15/2011
4,114	$34.2300	6/15/2011
429	$34.2400	6/15/2011
86	$34.2425	6/15/2011
1,323	$34.2500	6/15/2011
943	$34.2600	6/15/2011
1,098	$34.2700	6/15/2011
86	$34.2750	6/15/2011
1,816	$34.2820	6/15/2011
171	$34.2850	6/15/2011
506	$34.2900	6/15/2011
943	$34.3000	6/15/2011
171	$34.3050	6/15/2011
857	$34.3060	6/15/2011
1,647	$34.3100	6/15/2011
171	$34.3140	6/15/2011
86	$34.3150	6/15/2011
849	$34.3160	6/15/2011
2,143	$34.3200	6/15/2011
600	$34.3300	6/15/2011
4	$34.3400	6/15/2011
257	$33.5400	6/16/2011

CUSIP No. 75689M101	Page 30 of 35

86	$33.5500	6/16/2011
343	$33.5525	6/16/2011
857	$33.7900	6/16/2011
343	$33.7950	6/16/2011
86	$33.7975	6/16/2011
343	$33.8000	6/16/2011
257	$33.8050	6/16/2011
429	$33.8100	6/16/2011
1,114	$33.8200	6/16/2011
1,114	$33.8300	6/16/2011
171	$33.8400	6/16/2011
150	$33.8600	6/16/2011
456	$33.8600	6/16/2011
171	$33.8625	6/16/2011
343	$33.8650	6/16/2011
638	$33.8700	6/16/2011
171	$33.8750	6/16/2011
171	$33.8900	6/16/2011
2,257	$33.9000	6/16/2011
600	$33.9050	6/16/2011
429	$33.9075	6/16/2011
943	$33.9100	6/16/2011
343	$33.9150	6/16/2011
833	$33.9200	6/16/2011
327	$33.9250	6/16/2011
2,314	$33.9300	6/16/2011
606	$33.9350	6/16/2011
473	$33.9400	6/16/2011
467	$33.9450	6/16/2011
343	$33.9500	6/16/2011
429	$34.0000	6/16/2011
86	$34.0050	6/16/2011
257	$34.0050	6/16/2011
86	$34.0100	6/16/2011
86	$34.0150	6/16/2011
86	$34.0200	6/16/2011
86	$34.0250	6/16/2011
86	$34.0300	6/16/2011
443	$34.0350	6/16/2011
86	$34.0650	6/16/2011
1,971	$34.0700	6/16/2011
171	$34.0775	6/16/2011
171	$34.0950	6/16/2011
514	$34.1000	6/16/2011
257	$34.1050	6/16/2011
171	$34.1100	6/16/2011
343	$34.1150	6/16/2011
1,200	$34.1200	6/16/2011
267	$34.1250	6/16/2011
86	$34.1300	6/16/2011
86	$34.1350	6/16/2011
2,904	$34.1400	6/16/2011
171	$34.1450	6/16/2011
1,650	$34.1500	6/16/2011
1,074	$34.1600	6/16/2011
57	$34.1650	6/16/2011
171	$34.1675	6/16/2011
1,583	$34.1700	6/16/2011
171	$34.1725	6/16/2011

CUSIP No. 75689M101	Page 31 of 35

343	$34.1750	6/16/2011
171	$34.1800	6/16/2011
429	$34.1850	6/16/2011
686	$34.1875	6/16/2011
257	$34.1900	6/16/2011
171	$34.1950	6/16/2011
2,143	$34.2000	6/16/2011
86	$34.2025	6/16/2011
600	$34.2050	6/16/2011
2,229	$34.2150	6/16/2011
3857	$34.2200	6/16/2011
1,457	$34.2500	6/16/2011
86	$34.2550	6/16/2011
771	$34.2600	6/16/2011
600	$34.2750	6/16/2011
99	$34.2900	6/16/2011
17	$33.6100	6/17/2011
26	$33.6200	6/17/2011
771	$33.6500	6/17/2011
1,029	$33.6600	6/17/2011
343	$33.8050	6/17/2011
317	$33.8150	6/17/2011
51	$33.8800	6/17/2011
1,200	$33.9000	6/17/2011
171	$33.9100	6/17/2011
86	$34.0800	6/17/2011
1,629	$34.1000	6/17/2011
857	$34.1100	6/17/2011
857	$34.1200	6/17/2011
86	$34.1250	6/17/2011
943	$34.1300	6/17/2011
171	$34.1350	6/17/2011
686	$34.1400	6/17/2011
600	$34.1450	6/17/2011
1,666	$34.1500	6/17/2011
257	$34.1550	6/17/2011
719	$34.1600	6/17/2011
86	$34.1650	6/17/2011
2,314	$34.1700	6/17/2011
562	$34.1750	6/17/2011
3,600	$34.1800	6/17/2011
257	$34.1850	6/17/2011
909	$34.1900	6/17/2011
86	$34.1925	6/17/2011
86	$34.1950	6/17/2011
8,571	$34.2000	6/17/2011
257	$34.2025	6/17/2011
3,429	$34.2050	6/17/2011
4,800	$34.2100	6/17/2011
4,457	$34.2200	6/17/2011
1,371	$34.2250	6/17/2011
86	$34.2300	6/17/2011
171	$34.2340	6/17/2011
1,457	$34.2350	6/17/2011
1,952	$34.2400	6/17/2011
429	$34.2450	6/17/2011
5,306	$34.2550	6/17/2011
1,500	$34.2600	6/17/2011
600	$34.2650	6/17/2011

CUSIP No. 75689M101	Page 32 of 35

525	$34.2750	6/17/2011
86	$34.2800	6/17/2011
429	$34.2850	6/17/2011
643	$34.2900	6/17/2011
86	$34.2950	6/17/2011
343	$34.2980	6/17/2011
86	$34.3000	6/17/2011
86	$34.3050	6/17/2011
592	$33.5000	6/20/2011
86	$33.5100	6/20/2011
686	$33.5250	6/20/2011
862	$33.6000	6/20/2011
686	$33.6050	6/20/2011
575	$33.6100	6/20/2011
86	$33.6150	6/20/2011
257	$33.6200	6/20/2011
567	$33.6300	6/20/2011
252	$33.6350	6/20/2011
1,551	$33.6400	6/20/2011
257	$33.6450	6/20/2011
86	$33.6470	6/20/2011
3,196	$33.6550	6/20/2011
2,219	$33.6600	6/20/2011
1,114	$33.6650	6/20/2011
3,002	$33.6700	6/20/2011
259	$33.6750	6/20/2011
3,257	$33.6800	6/20/2011
86	$33.6850	6/20/2011
747	$33.6900	6/20/2011
429	$33.6950	6/20/2011
3,002	$33.7000	6/20/2011
86	$33.7050	6/20/2011
3,994	$33.7100	6/20/2011
404	$33.7150	6/20/2011
86	$33.7175	6/20/2011
3,468	$33.7200	6/20/2011
951	$33.7250	6/20/2011
2,777	$33.7400	6/20/2011
343	$33.7450	6/20/2011
2,725	$33.7500	6/20/2011
309	$33.7550	6/20/2011
86	$33.7580	6/20/2011
2,755	$33.7600	6/20/2011
359	$33.7650	6/20/2011
4,141	$33.7700	6/20/2011
343	$33.7750	6/20/2011
1,971	$33.7800	6/20/2011
514	$33.7850	6/20/2011
429	$33.7900	6/20/2011
5,679	$33.8000	6/20/2011
723	$33.8050	6/20/2011
2,673	$33.8100	6/20/2011
780	$33.8200	6/20/2011
343	$33.8250	6/20/2011
1,200	$33.8350	6/20/2011
686	$33.8400	6/20/2011
43	$33.8450	6/20/2011
1,000	$33.8600	6/20/2011
111	$33.8700	6/20/2011

CUSIP No. 75689M101	Page 33 of 35

SCHEDULE B (CONTINUED)

DAVID MAKULA

COMMON STOCK

Securities Awarded	Date of Full Vesting
397 (1)	4/14/2014(1)

OPTIONS

Granted	Exercise Price	Date of Grant	Expiration Date
5,000 (2)	$27.28	4/14/2011	4/14/2021

1. Represents a grant of restricted stock units under the Issuer’s Amended and Restated 2007 Performance Incentive Plan to Mr. Makula. Each restricted stock unit, once vested, will entitle Mr. Makula to receive one Share. The units vest in three substantially equal installments on the first, second and third anniversaries of the date of grant, and the Shares underlying the units will be distributed to Mr. Makula in three substantially equal installments on the third, fourth and fifth anniversaries of the date of grant, unless earlier pursuant to the terms of the award agreement.

2. Represents grant of options to purchase 5,000 Shares in connection with Mr. Makula’s service as a director of the Issuer. The options vest and become exercisable in equal monthly installments over the 24-month period following the date of grant.

CUSIP No. 75689M101	Page 34 of 35

SCHEDULE B (CONTINUED)

PATRICK WALSH

COMMON STOCK

Shares Sold	Price Per Share	Date
100	$35.90	5/23/2011
5,000	$35.95	5/23/2011
1,900	$35.97	5/23/2011
200	$35.98	5/23/2011
251	$35.00	5/24/2011
4,749	$34.95	5/24/2011

OPTIONS

Options Sold	Exercise Price	Date of Sale	Expiration Date
25(1)	$35.00	5/24/2011	7/16/2011
20(1)	$35.00	5/24/2011	7/16/2011
12(1)	$35.00	5/24/2011	7/16/2011
88(1)	$35.00	5/24/2011	7/16/2011

1.	Represents options to purchase Shares at the stated exercise price. Each option entitles the holder to purchase 100 Shares from Mr. Walsh at the stated exercise price.

CUSIP No. 75689M101	Page 35 of 35

EXHIBIT INDEX

Exhibit 99.4	Joint Filing Agreement by and among the Reporting Persons dated June 24, 2011.